April 10, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Re: ChinAmerica Andy Movie Entertainment Media Co.

Form 10-K for Fiscal Year Ended December 31, 2015

Response Dated March 29, 2017

File No. 000-54769

Dear Mr. Spirgel:

Below are ChinAmerica Andy Movie Entertainment Media Co.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 7, 2017 regarding Form 10-K for Fiscal Year Ended December 31, 2015. The Company has reviewed the comments and will comply by responding to each of the comments below.

Executive Compensation, page 15

1. We note your response to our comment 2 confirming that your CEO received shares of stock in lieu of cash compensation for the fiscal year ended December 31, 2014. As set forth in Item 402(n) of Regulation S-K, all forms of compensation must be disclosed inthe summary compensation table. This includes both stock awards as well as paymentsfrom the Company to an entity owned and controlled by the Company’s CEO for whichthe CEO is the sole beneficiary. Please confirm whether Mr. Fan is the sole beneficiaryfor payments made to AF Ocean, and that you will disclose all forms of compensationpaid to your named executive officers in future filings.

Response:

Mr. Fan is not receiving any income from the Company and has not received any income since October 28, 2015. The payments ChinAmerica made to AF Ocean are for management fees and not compensation. These are management fees AF Ocean charges ChinAmerica as reimbursement for the Company’s share of the expenses; such as office rent at a location leased by AF Ocean, legal services, management and accounting related services, preparing financial reports, bookkeeping, managing their websites, handling previous employee matters, and related governmental filings, handling advertising matters, and processing payables. These expenses are paid directly by AF Ocean on behalf of the Company. The Company acknowledges and agrees to disclose any and all forms of compensation paid to all named executive officers in any and all future filings.

ChinAmerica Andy Movie Entertainment Media Co. 3904 US Highway 301 North Ellenton, Florida 34222

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Note 4 to Financial Statements

2. We note your response to our comment 3 acknowledging that the Company was provided loans from a related party. However, your response does not address the loans provided from the Company to related parties. Specifically, we see that the Company provided loans to related parties in December 2014 and April 2015, and it appears that at least one of these loans was made to a related party who is also a shareholder. Please identify the related parties that received the loans from the Company.

Response:

On December 2, 2014, there was a loan made to Mr. Fan in the amount of $325,600. On February 25, 2015; less than 90 days later, the loan was paid in full.

On March 16, 2015 there was a loan made to Mr. Fan in the amount of $299,000. The following month, the loan was paid in full on April 27, 2015.

Exhibits

3. We note your response to our comment 4 and the inclusion of the missing exhibits as attachments to your response letter. Please note that these material agreements must be filed as exhibits with your next periodic report or current report.

Response:

When the next periodic reportsare filed the Company will include the material agreements as requested here.

Please feel free to contact me at (941) 907-8181 should you have any questions.

Sincerely,

/s/ Tina M. Donnelly for Andy Z. Fan

Corporate Secretary

ChinAmerica Andy Movie Entertainment Media Co.

ChinAmerica Andy Movie Entertainment Media Co. 3904 US Highway 301 North Ellenton, Florida 34222

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